PEASE OIL & GAS COMPANY

                PEASE OIL & GAS COMPANY ANNOUNCES EXTENSION OF
                              OUTSTANDING WARRANTS

FOR IMMEDIATE RELEASE - March 4, 1998

Grand  Junction,  Colorado - March 4, 1998 - Pease Oil and Gas Company  (NASDAQ:
WPOG) announced that the expiration date for its outstanding warrants exercisable at $6.00 per share (NASDAQ: WPOGW) has been extended for one year. The warrants, which were to have expired August 13, 1998, will now expire at the close of business on August 137 1999.

Mr. Willard H. Pease, Jr., the Company's president, stated that, "The Board of Directors of the Company has concluded that it would be appropriate to extend the expiration date for these outstanding warrants to afford the holders a continued opportunity to participate in the potential future growth of the Company."

Pease Oil and Gas Company is a 30-year old Company traded on NASDAQ with the symbols WPOG (common) and WPOGW (warrants). For more information please contact Patrick J. Duncan, CFO at (970) 245-5917 or Steve Antry at (714) 752-5212.